SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549



                         Schedule 14D-9

              Solicitation/Recommendation Statement

               Pursuant to Section 14(d)(4) of the

                 Securities Exchange Act of 1934


                  Century Properties Fund XIX
                    (Name of Subject Company)


                   Century Properties Fund XIX
                (Name of Person Filing Statement)

              Unit of Limited Partnership Interest
                 (Title of Class of Securities)

                              None
              (CUSIP Number of Class of Securities)


                          Martin Lifton
                 NPI Equity Investments II, Inc.
                     100 Jericho Quadrangle
                            Suite 214
                     Jericho, New York 11753
                         (516) 822-0022

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
          on Behalf of the Person(s) filing Statement)

                            Copy to:

                        David J. Heymann
                         Post & Heymann
                     100 Jericho Quadrangle
                     Jericho, New York 11753
                         (516) 681-3636

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Item 1.  Security and Subject Company

     The name of the subject partnership is Century Properties Fund XIX, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328. The title of the class of equity securities to which this Statement relates is Units of Limited Partnership Interest of the Partnership ("Units").

Item 2.  Tender Offer of the Bidder

     This Statement relates to the tender offer of DeForest Ventures I L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 43,756 outstanding Units at a purchase price of $60 per Unit, net to the seller in cash, without interest, pursuant to the terms and conditions of an Offer to Purchase dated October 17, 1994, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated October 17, 1994.

     The address of the executive offices of the Purchaser is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328.

Item 3.  Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) DeForest Capital I Corporation, the general partner of the Purchaser ("DeForest Capital"), is affiliated with NPI Equity
Investments II, Inc., the entity which controls the general partner of the Partnership (the "General Partner").

     Certain Relationships. The General Partner owns a 2% interest in the Partnership and thus receives, as a continuing interest in the Partnership, an amount equal to a 2% allocation of the Partnership's profits and losses, and 2% of distributions. The General Partner and its affiliates are also entitled to be reimbursed for certain expenses and to receive fees pursuant to the terms of the Partnership Agreement. For information as to the amounts paid to the General Partner and its affiliates during the last three fiscal years and the six months ended June 30, 1994, see
Note 2 to the Financial Statements of the Partnership in the Form 10-K of the Partnership for the fiscal year ended December 31, 1993 and Note 2 to the Financial Statements of the Partnership in the Form 10-Q of the Partnership for the six months ended June 30, 1994. For the period from July 1, 1994 through September 30, 1994, the General Partner and its affiliates received from the Partnership an aggregate of approximately $184,000 with respect to the foregoing interests, reimbursements and fees.

     Tender Offer Loan. As disclosed in the Offer, the Purchaser may obtain a loan in connection with consummation of the Offer.
One of several sources of repayment of such loan is the Purchaser's distributable portion of the proceeds of any sales or refinancings of Partnership properties. Consequently, the General Partner may have a conflict of interest in determining whether and when to sell and/or refinance the Partnership's properties. In addition, because the terms of the loan will require a payment by the Purchaser after a property sale or refinancing by the Partnership (whether or not the proceeds of such sale or refinancing are distributed by the Partnership), a conflict of interest may exist for the General Partner in determining whether and when to cause the Partnership to distribute any of such proceeds.

Item 4.  The Solicitation or Recommendation

     Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer.

Item 5.  Persons Retained, Employed or to be Compensated

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

Item 6.  Recent Transactions and Intent with Respect to Securities

     (a)  None

     (b) Except for 235 Units beneficially owned by affiliates of the General Partner, none of which will be tendered in the Offer, neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership owns any Units.

Item 7.  Certain Negotiations and Transactions by the Subject Company

     None.

Item 8.  Additional Information to be Furnished

     None.

Item 9.  Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

     Exhibit (a)(i)  -   Offer to Purchase of the Purchaser dated
                         October 17, 1994

     Exhibit (a)(ii) -   Cover Letter to Unitholders from the
                         Partnership dated October 17, 1994

     Exhibit (b)     -   None

     Exhibit (c)(i)  -   Note 2 to the financial statements of the
                         Partnership included in the Form 10-K of the Partnership for the fiscal year ended
                         December 31, 1993.

     Exhibit (c)(ii)  -  Note 2 to the financial statements of the
                         Partnership included in the Form 10-Q of the Partnership for the six months ended
                         June 30, 1994.

                           __________

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                         CENTURY PROPERTIES FUND XIX


                         By:  FOX PARTNERS II, its General Partner

                              By:  FOX CAPITAL MANAGEMENT
                                   CORPORATION, its General Partner


Date:  October 17, 1994            By:  /s/ Martin Lifton
                                        Martin Lifton, Chairman
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